7/1

04035239

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. Jude Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4014

FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/6/04

ARIS
1-31-04

St. Jude
RESOURCES LTD.

Annual Report 2004

Message to Shareholders

The fiscal year ending January 31, 2004 was a great year for St. Jude Resources Ltd. Thanks to the loyalty of our shareholders and underwriting agents, we were able to close an $18 million dollar financing. The hard work and dedication of our directors, employees, and our exploration team was sincerely appreciated. The success of this year's drilling programs in Ghana and Burkina Faso has once again clearly demonstrated that we are a leading West African explorer.

At St. Jude, we have focused on discovering and developing high quality gold resources which can be economically processed using low cost and environmentally friendly mining techniques. We intend to maintain this focus as we move forward exploring our highly prospective properties, which now cover over 1,000 square kilometers.

With an experienced exploration and mining team, $14 million in cash, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth into 2005.

" Michael A. Terrell "

MICHAEL A. TERRELL,
President and C.E.O.

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the year ended January 31, 2004. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is June 15, 2004. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has five active gold projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, and the Goulagou and Rounga projects are in the north central region of Burkina Faso.

OVERALL PERFORMANCE

The company's financial condition has improved significantly over the past year. The company closed its most recent year end with liquid working capital in the amount of $16 million dollars, as compared to working capital of approximately $2.7 million the previous year. The amount of working capital the company had on hand at the end of its most recent year end is net of exploration expenditures on the company's west African projects in the amount of $4,414,259 (2003 - $2,105,611), and on corporate operations in the amount of $1,245,748 (2003- $1,008,865). Management believes the dramatic improvement in the company's financial situation is a direct result of the improvement in the world gold markets combined with the progress the company has made in developing its projects in Ghana and Burkina Faso. As at January 31, 2004, the company recorded a loss of $3,381,313 (2003 - $4,143,965). This loss includes a stock based compensation expense of $2,236,386. This expense is a non-cash expense which the company has adopted due to the implementation of new accounting recommendations in 2003, further details of which can be found in note 5(b) of the company's consolidated financial statements. The company expects to expend up to an additional $6 million to advance the exploration of all of its West African projects during the upcoming year. It is expected that the expenditure of these funds will significantly advance all of the company's projects towards pre-feasibility (with the exception of the Shieni Hills project, which is an early stage exploration property acquired in February 2004).

SELECTED ANNUAL INFORMATION

The following is selected financial data from the audited consolidated financial statements of the company for the last three complete fiscal years. This data should be read in conjunction with the audited consolidated financial statements for the year ending January 31, 2004 and the notes thereto.

	Fiscal Years Ended January 31st		
	2004	2003	2002
Consulting income	$ 74,840	$ 86,124	$ 115,432
Interest income	$ 67,766	$ 17,820	$ 187,256
Total revenue	$ 142,606	$ 103,944	$ 302,688
Net loss	$ 3,381,313	$ 4,155,129	$ 1,936,448
Weighted average number of common shares	25,578,845	18,461,585	14,696,188
Basic and diluted loss per common share	(0.132)	(0.225)	(0.132)
Total assets	$ 36,213,706	$ 18,002,518	$ 18,162,842
Total long-term financial liabilities	-	-	-

RESULTS OF OPERATIONS

The company incurred a net loss of $3,381,313 during the current year, compared to a net loss of $4,155,129 for the previous year.

Expenses during the financial period ended January 31, 2004, were $3,496,064 (2003 - $1,516,447). The significant increase in expenses is primarily related to a non-cash compensation expense, which is explained in note 5(b) of the company's audited financial statements in the amount of $2,236,386. This expense is calculated pursuant to a complex formula referred to as the Black-Scholes option pricing model which attributes an expense to the company, among other factors, based on the weighted average exercise price of options and the number of options outstanding during the financial period in question. Consulting fees for the year ended January 31, 2004 were $132,132 (2003 - $360,303). The decrease in this regard is due to the fact that part way through the financial year in question, the company abandoned its agreement with i to i logistics inc. Previously, the company had owned a 51% interest in i to i logistics and accordingly, the financial statements for i to logistics inc. were included in the consolidated financial statements of the company. Management fees remained unchanged year over year where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. Wages and benefits for the period were $94,066, up slightly from $89,726 for last year. Office expenses for the period in question were $58,733, also up slightly from $42,055 from last year. Professional fees relating to legal and accounting services were up significantly during the financial year at $88,239 compared to $55,185 in 2003. This increase is due to legal and accounting work related to the company's financings, acquisitions and the overall increase in corporate activity. Promotion and advertising was up quite significantly at $425,021 compared to $19,605 last year. This increase is related to a significant increase in the company's investor relations activities which included attending numerous investments conferences, meeting with existing and potential institutional shareholders and clientele and carrying out a large scale mail, fax and e-mail program to increase investor awareness in the company.

MINERAL PROPERTIES

During the 12 month period ended January 31, 2004 the company capitalized deferred exploration costs in the amount of $4,414, 259 (2003 - $2,105,611).

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the prolific Ashanti gold belt.

Prior to the current year, the company expended $11,629,067 in deferred exploration costs at the Hwini-Butre project. These expenses included extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a significant gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern deposits"), where a qualified independent consulting firm has verified an indicated resource of 562,000 ounces and a further inferred resource of 374,000 ounces. Since the publication of our initial resource estimate (NI 43-101 report), further drilling that was recommended by the independent consultant has been completed and it is expected that the results from this successful program will enhance the contained resource.

The Hwini-Butre project remains highly prospective for additional resources. Other significant prospective targets include Seikrom, Breminsu, Apatunso and Abada. During the course of this year, the company focused on establishing drill targets at some of the other prospects and it is anticipated that more drilling will take place on these other targets in the upcoming year.

At the Hwini-Butre project, the company has an agreement with Hwini-Butre Minerals (the "HBM Vendor"), whereby St. Jude can earn up to a 65% interest by carrying out a fixed dollar amount of exploration (which has already been completed) and by making a US $800,000 cash payment. The HBM Vendor retains a 25% participating interest however, if it elects not to participate in the development of the project after feasibility, then the HBM Vendor's interest shall automatically be reduced to a 12.5% carried interest. The company has been advised that the HBM Vendor is involved in a legal dispute with the original Ghanaian entity through which the HBM Vendor acquired the property. If the original Ghanaian entity is successful in its dispute, St. Jude has a previous arrangement, which is in good standing, whereby the original Ghanaian entity shall retain a 10% carried interest, and St. Jude will retain the remainder, subject to the standard 10% interest, which is retained by the Ghanaian government.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the current year, the company had expended $3,183,213 and as at January 31, 2004 the company's total expenditures at the Benso project were $5,710,554. The expenditures at Benso have involved geological surveying on all three concession blocks however, the majority of the company's efforts so far have been focused at the Subriso block. At Subriso, detailed exploration including geochemical surveys, trenching, pitting and approximately 20,000 meters of drilling in over 200 holes, has been completed.

Prior to the current year, the company had established three deposits, namely Subriso East, Subriso West and Subriso Central. This year, a more detailed geochemical study was undertaken and the results of this study indicated the presence of two north-south trending parallel zones of enrichment that are approximately 2.5 km.-3.0 km. in strike length. Within these two parallel zones, a total of 15 anomalies were identified. In March 2004, drilling at one of these new targets, namely the G-zone identified the presence of significant gold mineralization where a diamond drill hole intersected 42.0 meters of 6.9 g/t au. Drilling over the remainder of the year at Subriso focused on the G-zone and several of the other new anomalies (zones H, I, J, K and N). To date, the G-zone has been traced for over 500 meters and to a depth of 110 vertical meters from surface. The company plans to delineate the strike length, volume and size of these new anomalies and to publish an initial resource estimate from the Subriso area during the summer of 2004.

Initially, the company was in the process of earning a 60.125% interest in the Benso concession. However, during the course of the audit period in question, the company amended its agreement and now has acquired 100% of the Benso concession (subject to the standard government 10%). The cost of this acquisition was $635,000, the issuance of 950,000 shares and sliding scale production royalties.

Goulagou Project, Burkina Faso: The Goulagou project is located in the north central region of Burkina Faso. Prior to the current year, the company had expended $220,905 at Goulagou and during the current year, a total of $1,246,693 was expended. These expenditures include some acquisition costs however, the majority of the expenditures relate to drilling at the GG1 and GG2 deposits. The company was encouraged by the early success of our drilling program at Goulagou where drill intercepts include 50 meters of 3.6 g/t au and 40 meters of 4.0 g/t au. In October 2004 the company acquired the Rounga concession (from the same vendor), which is directly adjacent and north of the Goulagou concession. In total, the company now holds exploration permits on 487 sq. km. in Burkina Faso. The previous operator of these concessions, Channel Resources ("CRL") reported gold recoveries of up to 95% from preliminary metallurgical testing on oxide samples from the GG2 zone. CRL calculated a preliminary inferred resource according to the guidelines provided by the Canadian Mining Standards Task Force (1999). This fully oxidized resource from the Goulagou and Rounga areas was reported at 774,700 ounces. St. Jude has made no independent verification of this resource, nor has the company has completed sufficient exploration to verify the CRL resource estimate. However, exploration data which has been generated by the company to date, correlates well with the CRL data. This leads the company to the conclusion that the exploration carried out by CRL was done in a professional and diligent manner.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (5 payments of US $60,000 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

Due to the weather profile at the Goulagou/Rounga projects, and with the benefit of the drill results from over 22,000 meters of drilling carried out by CRL, the company intends to fast-track exploration and to bring these projects to feasibility as quickly as possible. Preliminary testing indicates that the ore at these deposits will be amenable to low cost, open pit, heap leach mining techniques.

Subsequent to the end of the current audit period, the company acquired an option on a partially refurbished heap leach plant which is currently in West Africa. This plant may be acquired by the company for a total of US $1.5 million (payable in cash and shares). Although further refurbishing and other new components will be required, it is anticipated that the plant in question may save the company considerable time and money. The company is currently in the process of confirming that the plant is suitable for our Burkina deposits and this due diligence is expected to be completed before the end of July 2004.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills project was acquired subsequent to the end of the audit period in question. This is a new, grass roots exploration project which was acquired directly from the Government of Ghana pursuant to a reconnaissance licence issued to St. Jude. This reconnaissance licence covers an area of 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are very substantial in size (100's of millions of tons), but their relatively low grade in remote location makes them an unlikely economic iron deposit.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. In March 2004, the company announced that a phase I geochemical survey had identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500 meters -1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

During the upcoming exploration season, the company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

Uchi Lake Property, Ontario, Canada: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The company has not carried out any exploration activities on this project for several years and as a result, this property was completely written down last year.

The table set out below delineates deferred exploration expenditures by the company on a property-by-property basis:

Deferred Exploration Expenditures

Year End January 31, 2004	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Uchi Lake	Total
Acquisition costs						
Balance, beginning of period	$ -	$ 85,350		$ 94,800	$ 1	$ 180,151
Incurred during period	130,557	628,720	20,000	78,492	-	857,769
Balance, end of period	130,557	714,070	20,000	173,292	1	1,037,920
Exploration expenditures						
Amortization	4,154	11,229	-	6,941	-	22,324
Consulting/personnel	64,791	261,711	-	105,177	-	431,679
Consumable field equipment	-	2,063	-	1,559	-	115,007
Drilling	111,385	920,085	-	816,038	-	1,736,123
Geological mapping	-	49,550	-	-	-	49,550
Line cutting & clearing	-	36,437	3,606	27,714	-	67,757
Support service	92,155	526,140	33,363	210,513	-	862,171
Trenching & pitting	-	91,406	-	259	-	91,665
	272,485	1,898,621	36,969	1,168,201	-	3,376,276
Balance, beginning of period	11,629,067	3,097,863	-	126,105	-	14,853,035
Balance, end of period	11,901,552	4,996,484	36,969	1,294,306	-	18,229,311
Capital equipment [1]						202,538
Less amortization						(22,324)
						180,214
Cumulative mineral property costs	$12,032,109	$ 5,710,554	$ 56,969	$ 1,467,598	$ 1	$19,447,445
Total additions to mineral properties in 2004	$ 403,042	$ 2,527,341	$ 56,969	$ 1,246,693	$ -	$ 4,414,259

[1] Capital equipment consists of exploration vehicles and computers, the declining balance method is used to calculate the amortization at the annual the rate of 30%. The amortization is being deferred and is charged to each property on the percentage of use.

Year End January 31, 2003	Hwini-Butre	Benso	Burkina Faso	Uchi Lake	Cold Lake	Total
Acquisition costs						
Balance, beginning of period	$ -	$ 45,600	$ -	$ 12,000	$ 277,800	$ 335,400
Incurred/(write-off) during period	-	39,750	94,800	(11,999)	(277,800)	(155,249)
Balance, end of period	-	85,350	94,800	1	-	180,151
Exploration expenditures						
Consulting/personnel	90,413	270,234	7,775	10,841	-	379,263
Consumable field equipment	-	-	-	-	-	-
Drilling	99	1,010,862	-	-	-	1,010,961
Line cutting & clearing	3,136	13,365	15,700	-	-	32,201
Support service	58,088	377,184	102,630	-	-	537,902
Trenching & pitting	7,518	14,057	-	-	-	21,575
Write-off of mineral properties	-	-	-	(396,589)	-	(396,589)
	159,254	1,685,702	126,105	(385,748)	-	1,585,313
Balance, beginning of period	11,469,813	1,412,161	-	385,748	-	13,267,722
Balance, end of period	11,629,067	3,097,863	126,105	-	-	14,853,035
Cumulative mineral property costs	$11,629,067	$ 3,183,213	$ 220,905	$ 1	$ -	$15,033,186
Total additions to mineral properties in 2003	$ 159,254	$ 1,725,452	$ 220,905	$ -	$ -	$ 2,105,611

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2004 and 2003 (unaudited):

	2004				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	April 30, 2003	July 31, 2003	October 31, 2003	January 31, 2004	
Consulting	$ 25,230	$ 49,610	$ -	$ -	$ 74,840
Interest income	7,185	6,015	2,819	51,747	67,766
Total revenue	$ 32,415	$ 55,625	$ 2,819	$ 51,747	$ 142,606
Net loss	$ 254,896	$ 184,795	$ 310,409	$ 2,631,213	$ 3,381,313
	2003				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
	April 30, 2002	July 31, 2003	October 31, 2002	January 31, 2003	
Consulting	$ -	$ 38,700	$ 31,674	$ 15,750	$ 86,124
Interest income	5,686	2,752	2,852	6,530	17,820
Total revenue	$ 5,686	$ 41,452	$ 34,526	$ 22,280	$ 103,944
Net loss	$ 214,030	$ 164,576	$ 229,520	$ 3,547,003	$ 4,155,129

During the 4th quarter of the current audit period, the company incurred a net loss of $2,631,213 (2003 - $3,547,003). As noted earlier, the single largest component of the company's losses during the current audit period is due to the employee and directors stock option compensation expense (2004 - $2,236,386 and 2003 - $491,987). This expense is recorded in the 4th quarter due to the timing of the grant of options. It should also be noted that during 2004 the company wrote down its investment in i to i logistics inc. in the amount of $30,614. In the 4th quarter of 2003 the company wrote off its investment in the Uchi Lake property and its loan receivable from MGB Plastics Inc. increasing the company's net loss during that period by a total of $2,781,258. In the 3rd quarter of 2004 consulting revenues are nil due to the fact that the company no longer consolidates the income generated by i to i logistics inc. Interest income in the 4th quarter of 2004 is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company has not begun commercial production on any of its resource properties and accordingly, the company does generate cash from operations. St. Jude finances exploration and development activities by raising capital from equity markets at the present time. During the year-ended January 31, 2004:

a) The company completed a private placement of 9 million units at a price of $2.00/unit for gross proceeds of $18 million. Each unit consisted of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at $3.00 for a period of five years.

b) There were 4,156,750 share purchase warrants and 370,435 agents compensation warrants exercised to acquire 4,527,185 common shares for a total cash consideration of $2,191,589.

c) Employee and directors of the company exercised stock options for 240,000 common shares, for aggregated cash consideration of $50,400.00.

As at January 31, 2004 the company had current assets of $16,718,418, (2003 of $2,911,984), including cash of $16,692,878 (2003 - $2,891,480). Working capital at January 31, 2004 was $16,162,093 compared to $2,769,580 at January 31, 2003.

The company maintains its investment portfolio in Canadian denominated low risk liquid securities. It should also be noted that in addition to existing funds, there are in-the-money warrants and options outstanding which if exercised at January 31, 2004, would provide additional capital of $6,838,304.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2007:

2005 - $28,647
2006 - $28,647
2007- $16,709

The company also has an agreement with Bluestar Management Inc. a company owned by the President and C.E.O. of St. Jude Resources Ltd. to acquire a management services for $17,500 per month to July 2007.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements other that the lease related to its office premises as disclosed above.

RELATED PARTY TRANSACATIONS

A total of $210,000 was paid for management services to Bluestar Management Inc., a company controlled by the President and C.E.O. of St. Jude Resources Ltd.

SUBSEQUENT EVENTS

Subsequent to January 31, 2004:

a) The company was granted the Shieni Hills gold reconnaissance license by the Government of Ghana. The reconnaissance license covers an area of 500 sq. km. The company is the 100% owner of the concession (subject to the standard government 10%).

b) Entered into agreement on February 24, 2004 with Leo Shield Exploration (Ghana) Ltd. to purchase a heap leach gold processing plant capable of producing 75,000 to 120,000 ounces per year. The plant can be acquired pursuant to a one year option agreement for a total of US $1.5 million, which includes US $250,000 of the company's common shares.

c) Completed the acquisition of 100% of the shares of Fairstar Ghana Limited on February 26, 2004. This company owns the entire Benso concession, subject to the standard 10% government interest.

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNATING POLICY

The company did not make any changes to its accounting policy during the financial period ended January 31, 2004.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Consolidated Financial Statements of

ST. JUDE RESOURCES LTD.

Years ended January 31, 2004 and 2003

ST. JUDE RESOURCES LTD.
Consolidated Financial Statements

Years ended January 31, 2004 and 2003

KPMG

KPMG LLP
Chartered Accountants
10125 - 102 Street
Edmonton AB T5J 3V8
Canada

Telephone (780) 429-7300
Telefax (780) 429-7379
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of St. Jude Resources Ltd. as at January 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Edmonton, Canada
April 16, 2004

ST. JUDE RESOURCES LTD.

Consolidated Balance Sheets

January 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash (note 2)	$ 16,692,878	$ 2,891,480
Accounts receivable	10,799	17,166
Income taxes recoverable	11,160	–
Prepaid expenses	3,581	3,338
	16,718,418	2,911,984
Mineral, petroleum and natural gas properties (note 3)	19,447,445	15,033,186
Equipment (note 4)	229,417	227,593
Less accumulated amortization	(181,574)	(170,245)
	47,843	57,348
	$ 36,213,706	$ 18,002,518
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 556,325	$ 141,391
Income and capital taxes payable	–	1,013
	556,325	142,404
Shareholders' equity:		
Share capital (note 5)	48,585,601	28,087,572
Contributed surplus (note 6)	4,365,625	652,602
Deficit	(17,293,845)	(10,880,060)
	35,657,381	17,860,114
Investment in i to i logistics inc. (note 7)		
Commitments (note 9)		
Subsequent events (note 14)		
	$ 36,213,706	$ 18,002,518

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Michael A. Terrell" Director

"D. Mark Eilers" Director

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

Year ended January 31, 2004 and 2003

	2004	2003
Expenses:		
Compensation expense [note 5 (b)]	$ 2,236,386	$ 491,987
Consulting fees	132,132	360,303
Management fees (note 11)	210,000	210,000
Wages and employee benefits	94,066	89,726
Rent	45,047	59,923
Travel	51,967	78,768
Office	58,733	42,055
Professional fees	88,239	55,185
Administration costs	51,535	31,562
Amortization	13,931	15,615
Promotion and advertising	85,445	59,215
Bank charges and interest	3,562	2,503
Investor communications	425,021	19,605
	3,496,064	1,516,447
Other income (expense):		
Consulting revenue	74,840	86,124
Gain on sale of natural gas properties	–	70,200
Interest	67,766	17,820
Write-down of investment in i to i logistics inc. (note 7)	(30,614)	–
Write-down of mineral property	–	(397,747)
Loan receivable recovery (write-down) (note 8)	38,831	(2,383,511)
Write-down of equipment	–	(7,528)
Foreign exchange loss	(36,072)	(12,876)
	114,751	(2,627,518)
Loss before income taxes	(3,381,313)	(4,143,965)
Current income taxes	–	11,164
Net loss	(3,381,313)	(4,155,129)
Deficit, beginning of year	(10,880,060)	(6,212,761)
Share issuance costs	(3,032,472)	(512,170)
Deficit, end of year	$(17,293,845)	$(10,880,060)
Basic and diluted loss per common share	$ (0.132)	$ (0.225)
Weighted average number of common shares	25,578,845	18,461,585

See accompanying notes to consolidated financial statements.

ST. JUDE RESOURCES LTD.

Consolidated Statements of Cash Flows

Year ended January 31, 2004 and 2003

	2004	2003
Cash provided by (used in):		
Operations (note 13):		
Net loss	$ (3,381,313)	$ (4,155,129)
Adjustment for:		
Amortization	13,931	15,615
Loan receivable MGB Plastics Inc. write-down	–	2,383,511
Write-down of mineral properties	–	397,747
Write-down of equipment	–	7,528
Write-down of investment in i to i logistics inc. (note 7)	30,614	–
Gain on sale of petroleum and natural gas property	–	(70,200)
Stock-based compensation	2,236,386	491,987
Change in non-cash operating working capital:		
Accounts receivable	6,367	(831)
Income taxes recoverable	(11,160)	–
Prepaid expenses	(243)	6,336
Accounts payable and accrued liabilities	414,934	(160,378)
Income and capital taxes payable	(1,013)	15,574
	(691,497)	(1,068,240)
Financing:		
Issue of common shares	20,241,989	3,968,061
Share issuance costs	(1,299,795)	(305,835)
	18,942,194	3,662,226
Investments:		
Loans receivable	–	(795,000)
Additions to mineral properties	(4,414,259)	(2,105,611)
Additions to equipment	(11,179)	(20,759)
Proceeds on sale of petroleum and natural gas property	–	348,000
Current year advances to i to i logistics inc.	(23,861)	–
	(4,449,299)	(2,573,370)
Increase in cash	13,801,398	20,616
Cash, beginning of year	2,891,480	2,870,864
Cash, end of year	$ 16,692,878	$ 2,891,480

See accompanying notes to consolidated financial statements.

General and nature of operations:

The Company is incorporated under the Canada Business Corporations Act. The Company's principal operations consist of investments in mineral properties. The Company is in the process of exploring its properties and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applied on consistent basis. The consolidated financial statements include the accounts of the Company's 51% subsidiary, i to i logistics inc. to July 31, 2003 (note 7). A summary of the Company's significant policies is set below:

(a) Mineral, petroleum and natural gas properties:

Mineral, petroleum and natural gas properties are carried at cost less the amount of government grants received. Cost includes the acquisition cost of the properties and claims and related exploration and development costs. The costs will be amortized on the unit-of-production basis once production commences or will be written off if the property is sold or if management believes it has incurred an impairment in value. The carrying values of the properties do not necessarily reflect their present or future values.

Exploration costs are charged against income in the year in which they are incurred unless they relate to specific areas having indicated potential reserves.

(b) Equipment:

Equipment is stated at cost. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Geophysical equipment	Straight-line	3 Years
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Drilling equipment	Declining balance	20%
Leasehold improvements	Straight-line	5 Years

1. Significant accounting policies, continued:

(c) Stock-based compensation plan:

The Company has a stock option plan, which is described in [note 5(b)]. The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, stock options or stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value based method. These employee awards are measured at fair value at the grant date and are recognized over the vesting period. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

(d) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(e) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

1. **Significant accounting policies, continued:**

(f) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(g) Segment disclosures:

During each of the years in the two-year period ended January 31, 2004, the Company operated a single segment – the acquisition, exploration and development of mineral properties.

2. **Cash:**

	2004	2003
Canadian:		
Cash	$16,689,420	$ 2,872,259
U.S.:		
Cash (U.S. $2,599; $12,814 in 2003)	3,458	19,221
	$16,692,878	$ 2,891,480

3. Mineral, petroleum and natural gas properties:

	Balance January 31, 2002	Expenditures/ (Write-downs)	Balance January 31, 2003	Expenditures/ (Write-downs)	Balance January 31, 2004
Hwini-Butre, Ghana:					
Acquisition costs	$ –	$ –	$ –	$ 130,557	$ 130,557
Exploration costs	11,469,814	159,253	11,629,067	272,485	11,901,552
	11,469,814	159,253	11,629,067	403,042	12,032,109
Benso, Ghana:					
Acquisition costs	45,600	39,750	85,350	628,720	714,070
Exploration costs	1,412,160	1,685,703	3,097,863	1,898,621	4,996,484
	1,457,760	1,725,453	3,183,213	2,527,341	5,710,554
Burkina Faso, West Africa:					
Acquisition costs	–	94,800	94,800	78,492	173,292
Exploration costs	–	126,105	126,105	1,168,201	1,294,306
	–	220,905	220,905	1,246,693	1,467,598
Shieni Hills, Ghana:					
Acquisition costs	–	–	–	20,000	20,000
Exploration costs	–	–	–	36,969	36,969
	–	–	–	56,969	56,969
Capital equipment	–	–	–	202,538	202,538
Amortization	–	–	–	(22,324)	(22,324)
	–	–		180,214	180,214
Uchi Lake, Ontario:					
Acquisition costs	12,000	(11,999)	1	–	1
Exploration costs	385,748	(385,748)	–	–	–
	397,748	(397,747)	1	–	1
Petroleum and natural gas property:					
Cold Lake, Alberta:					
Acquisition costs	277,800	(277,800)	–	–	–
	$13,603,122	$ 1,430,064	$15,033,186	$ 4,414,259	$19,447,445

Capital equipment relating to mineral properties is stated at cost. Amortization is provided at the annual rate of 30% on the declining balance basis and is charged to exploration costs.

3. Mineral properties, continued:

(a) Hwini-Butre, Ghana:

The Company has entered into an agreement with Hwini-Butre Minerals Ltd. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Hwini-Butre Concession). The Company earns its interest in the property by conducting exploration and bringing the prospect to the feasibility stage of production. The Company currently holds a 49% interest in the property. The agreement gives the Company the right to purchase a further 16% interest in the property by paying to the vendors an additional $800,000 U.S. If the property is brought into commercial production, expenditures will be shared proportionately between the participants unless the vendor decides not to participate. The vendor's interest will then convert to a 12.5% carried interest or a 6% profit interest, at the vendor's option.

(b) Benso, Ghana:

The Company had entered into an agreement with Fairstar Explorations Inc. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Benso Concession). The agreement gives the Company the right to acquire up to a 60.125% interest in the property by carrying out sufficient exploration, evaluation and analysis to produce a feasibility report demonstrating that the property is economically viable. Provided that the Company performs its obligations, a joint venture will be created and the property will be assigned to a new Ghanaian company. The shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	60.125%
Fairstar Explorations Inc.	22.375%
Government of Ghana (carried interest)	10%
Architect Co. – Partners Inc. (carried interest)	7.5%

During the year ended January 31, 2004, the Company entered into two separate agreements with Fairstar Explorations Inc. and Architect Co. – Partners Inc. to acquire 100% of the Benso property subject to the standard Government 10% carried interest. The Company acquired 90% of the shares of Fairstar Ghana Limited, the registered owner of the Benso prospecting license in exchange for cash payments, shares issued, and production royalties. The agreements were completed on February 26, 2004 (note 14).

3. Mineral properties, continued:

(c) Burkina Faso, West Africa:

On December 15, 2002, the Company entered into an agreement with Julien Birgui Ouedraogo for the right to prospect for gold and all other precious base minerals in respect of land situated in Burkina Faso, West Africa. The agreement gives the Company the right to acquire an 80% interest in the property for a purchase price of $300,000 US, to be paid in five annual installments of $60,000. A joint venture will be created and the shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	80%
Julien Birgui Ouedraogo	10%
Government of Burkina Faso (carried interest)	10%

The Company has the further option to purchase the vendor's 10% participating interest for a purchase price of $1 million US at any time up to twelve months from the first commercial production of gold on the property, together with the issuance of a 5% net profits interest which shall be retained by the vendor. The Company has the option to acquire the vendor's 5% net profit interest for the sum of $500,000 U.S. The Company may at any time before December 15, 2006 give formal notice to the vendor of its intent to abandon the property if it determines that the property does not contain an economically viable ore body without the requirement to make any of the remaining payments described above.

(d) Shieni Hills, Ghana:

During the year ended January 31, 2004, the Company applied for the Shieni Hills Gold Concession Reconnaissance License from the Government of Ghana (see note 14). The Reconnaissance License covers an area of 500 sq. km. in northeast Ghana.

4. Equipment:

			2004
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 87,614	$ 87,614	$ –
Office equipment	80,118	57,401	22,717
Computer hardware	37,382	17,202	20,180
Drilling equipment	15,896	10,950	4,946
Leasehold improvements	8,407	8,407	–
	$ 229,417	$ 181,574	$ 47,843

In connection with the disposition of i to i logistics inc., (see note 7), these consolidated financial statements reflect the disposition of capital assets with a net book value of $6,753 of i to i logistics inc. for $nil proceeds.

			2003
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 87,614	$ 87,614	$ –
Office equipment	81,610	52,927	28,683
Computer hardware	34,066	12,424	21,642
Drilling equipment	15,896	9,714	6,182
Leasehold improvements	8,407	7,566	841
	$ 227,593	$ 170,245	$ 57,348

5. Share capital:

(a) Issued shares:

	Number of shares	Consideration
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common non-voting shares without par value		
Issued:		
Class A common voting shares:		
Balance at January 31, 2002	14,696,188	$24,073,791
Private placement for cash, February 12, 2002	3,100,000	651,000
Private placement for cash, November 11, 2002	4,326,101	3,244,576
Options exercised at various dates from January 24, 2002 to January 27, 2003	180,000	37,800
Options exercised (note 6)	–	45,720
Warrants exercised at various dates from January 7, 2002 to January 24, 2003 [note 5(c)]	72,703	34,685
Balance at January 31, 2003	22,374,992	28,087,572
Private placement for cash, November 20, 2003	9,000,000	18,000,000
Options exercised at various dates from February 10 2003 to November 26, 2003	240,000	50,400
Options exercised (note 6)	–	60,960
Warrants exercised at various dates from May 28, 2003 to January 9, 2004 [note 5(c)]	4,527,185	2,191,589
Warrants exercised (note 6)	–	195,080
Balance, January 31, 2004	36,142,177	$48,585,601

5. Share capital, continued:

(b) Options:

On July 31, 2003, the Company approved a formal stock option plan and specified that the aggregate number of shares in respect of which options may be granted may not exceed 4,611,524. Prior to that date, the Company did not have a formal stock option plan. The Board of Directors makes a recommendation annually concerning any stock options to be granted to the employees and directors. Stock options require the approval of the regulators.

	Number of optioned shares	Weighted average exercise price
Outstanding, end of January 2002	1,100,000	$ 0.45
Cancelled	(1,100,000)	(0.45)
Granted	1,460,000	0.21
Granted	150,000	0.70
Granted	75,000	0.80
Granted	290,000	1.30
Exercised	(180,000)	(0.21)
Outstanding, end of 2003	1,795,000	0.45
Exercised	(240,000)	(0.21)
Granted	1,850,000	1.80
Outstanding, end of 2004	3,405,000	$ 1.20

All stock options granted are fully vested on the grant date.

During the year, employees and directors of the Company exercised stock options for 240,000 (2003 – 180,000) common shares for aggregate cash consideration of $50,400 (2003 – $37,800).

5. Share capital, continued:

(b) Options, continued:

The following table summarizes information about the stock options outstanding at January 31, 2004:

	Weighted exercise price	Number of options outstanding and exercisable	Weighted average remaining life
Directors' options	$ 0.21	807,500	3.04 years
Directors' options	1.80	800,000	4.75 years
Employee options	0.21	232,500	3.04 years
Employee options	0.80	75,000	0.87 years
Employee options	0.70	150,000	0.39 years
Employee options	1.30	290,000	1.95 years
Employee options	1.80	1,050,000	4.75 years

The following table summarizes information about the stock options outstanding at January 31, 2003:

	Weighted exercise price	Number of options outstanding and exercisable	Weighted average remaining life
Directors' options	$ 0.21	842,500	4.03 years
Employee options	0.21	437,500	4.03 years
Employee options	0.80	75,000	1.86 years
Employee options	0.70	150,000	1.39 years
Employee options	1.30	290,000	2.95 years

During the year, compensation costs in the amount of $2,236,386 (2003 – $491,987) were recorded in the statement of operations for options granted to employees and directors.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2004	2003
Risk-free interest rate	3.2% – 4.1%	3.3% – 4.7%
Expected life	2 – 5 years	2 – 5 years
Annualized volatility	81% – 83%	138% – 154%
Dividend rate	0.00%	0.00%

5. Share capital, continued:

(c) Warrants:

Warrants issued which are still outstanding at January 31, 2004 are as follows:

	Expiry date	Number of shares	Price per share
Share purchase warrants	May 28, 2004	39,000	$ 0.28
Share purchase warrants	June 3, 2004	945,968	0.90
Share purchase warrants	June 4, 2004	73,334	0.90
Agent compensation warrants	December 3, 2004	22,805	0.86
Agent compensation warrants	November 20, 2005	900,000	2.00
Share purchase warrants	November 20, 2008	4,500,000	3.00

Warrants issued which were outstanding at January 31, 2003 were as follows:

	Expiry date	Number of shares	Price per share
Share purchase warrants	May 28, 2004	3,052,000	$ 0.28
Share purchase warrants	June 3, 2004	2,089,717	0.90
Share purchase warrants	June 4, 2004	73,333	.90
Agent compensation warrants	December 3, 2004	393,240	0.86

During the year, 4,156,750 (2003 – 48,000) share purchase warrants and 370,435 (2003 – 24,703) agent compensation warrants were exercised to acquire 4,527,185 (2003 – 72,703) common shares for total cash consideration of $2,191,589 (2003 – $34,685)

During the year, fair value in the amount of $1,732,677 (2003 – $206,335) was charged as share issue costs to deficit with respect to the issued agent compensation warrants. The fair value related to these warrants was calculated using the Black-Scholes option pricing model using the same assumptions as those described for options in note 5(b) above.

(d) Loss per share:

For 2004 and 2003, the diluted loss per share is the same as basic loss per share as the effect of the exercise of options and warrants on loss per share would be anti-dilutive. The effect of stock options and warrants upon the basic average number of common shares outstanding would increase the average number of shares outstanding by 1,607,535 (2003 – 2,658,640) such that the diluted average number of common shares outstanding is 27,186,380 (2003 – 21,120,225).

6. Contributed surplus:

	2004	2003
Opening balance	$ 652,602	$ –
Options granted [note 5(b)]	2,236,386	491,987
Warrants granted [note 5(c)]	1,732,677	206,335
Options exercised	(60,960)	(45,720)
Warrants exercised	(195,080)	–
Ending balance	$4,365,625	$ 652,602

7. Investment in i to i logistics inc.:

The consolidated financial statements of the Company reflect the operations of its 51% subsidiary, i to i logistics inc., to July 31, 2003. Segmented disclosures for the subsidiary were not presented in prior years as the results of i to i logistics inc. were not significant to the consolidated financial statements to warrant separate disclosure. On July 31, 2003, the Company's investment in shares of the subsidiary were surrendered to i to i logistics inc. for $nil proceeds and subsequently cancelled. Accumulated losses of the subsidiary recorded in the consolidated financial statements to January 31, 2003 were $462,525. Losses for the period February 1, 2003 to July 31, 2003 included in the current year's operations are $4,332.

Immediately following the cancellation of the surrendered shares, the Company exchanged its advances receivable from the previous subsidiary, in the amount of $497,420, for a 25% equity interest. The series of transactions have been reflected in the financial statements as follows:

Initial investment in shares	$ 51
Outstanding advances receivable at July 31, 2003	497,420
Accumulated losses to July 31, 2003	(466,857)
Investment in i to i logistics inc. at July 31, 2003	30,614
Write down of investment in i to i logistics inc.	(30,614)
Balance	$ –

8. Loans receivable:

At January 31, 2003, management believed that it was unlikely that the Company would collect its loan receivable from MGB Plastics Inc. or exercise its option to acquire up to 50.1% of MGB. Therefore, the Company recorded a write-down in the amount of $2,383,511, being the loan receivable and $795,000 in the cost of the share purchase option.

During the year, $38,831 was collected as a final settlement on the loan receivable.

9. Commitments:

(a) On September 1, 2003, the Company entered into a three-year operating lease for premises. Minimum annual lease payments under the lease are as follows:

2005	$ 28,647
2006	28,647
2007	16,709
	$ 74,003

(b) On July 1, 2002 the Company renewed a five-year agreement with Bluestar Management Inc., a company owned by the President of St. Jude Resources Ltd., to acquire management services for $17,500 per month to July 2007.

10. Future income taxes:

Income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 35.6% (2003 – 39.6%) to pre-tax loss as a result of the following:

	2004	2003
Loss before income taxes	$ (3,381,313)	$(4,143,965)
Expected income tax recovery at basic rate	$(1,203,747)	$(1,641,010)
Non-deductible compensation expense for tax purposes	796,153	194,827
Non-taxable portion of foreign exchange loss	6,078	2,549
Non-deductible portion of write-down of loans receivable	–	507,315
Tax deduction for mineral properties	–	(146,879)
Large corporations tax	–	11,149
Increase in valuation allowance provided with respect to future tax assets arising in current year:		
Non-capital losses carried forward for income tax purposes	643,702	365,075
Share issue costs not reflected in loss before income taxes	(252,378)	(40,758)
Capital losses carried forward (applied) for income tax purposes	(15,377)	786,221
Unrealized foreign exchange gain	6,078	2,549
Other	19,491	(29,889)
	$ –	$ 11,149

10. Future income taxes, continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are presented below:

	2004	2003
Future tax assets:		
Non-capital losses carried forward	$ 1,991,644	$ 1,828,952
Capital losses carried forward	788,443	786,221
Excess tax bases over net book value of mineral properties	111,484	124,010
Undepreciated capital cost in excess of net book value	111,113	118,081
Share issue costs	973,078	162,255
Other	–	6,036
Total gross future assets	3,975,762	3,025,555
Less valuation allowance	(3,975,762)	(3,025,555)
Net future tax asset	$ –	$ –

The Company and its subsidiaries have accumulated non-capital losses carried forward for income tax purposes of $5,594,506 (2003 – $4,618,566), which can be applied against future yearstaxable income. These losses will expire as follows:

2004	$ 242,101
2005	567,807
2006	508,661
2007	568,590
2008	295,864
2009	681,424
2010	921,906
2011	1,808,153
	$ 5,594,506

The Company has accumulated capital losses carried forward for income tax purposes of $3,931,980 (2003 – $1,985,406) which can be applied against future years' taxable capital gains.

11. Related party transactions:

During the year, the following amount was paid for management services to a company controlled by the President of St. Jude Resources Ltd.:

	2004	2003
Bluestar Management Inc.	$ 210,000	$ 210,000

This transaction is in the normal course of operations and is measured at the exchange amount of consideration established and agreed to by the related parties.

12. Financial assets and financial liabilities:

The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the relatively short periods to maturity of the instruments.

The Company operates in various foreign jurisdictions and is exposed to foreign exchange fluctuations, primarily on the U.S. dollar. The Company does not use derivative financial instruments to mitigate its risk on foreign exchange fluctuations.

13. Supplementary information to the statements of cash flows:

	2004	2003
Interest received	$ 67,766	$ 17,820
Income and capital taxes paid	12,173	11,615
Income and capital taxes refunded	–	16,535

14. Subsequent events:

Subsequent to January 31, 2004, the Company:

(a) was granted the Shieni Hills Gold Reconnaissance License by the Government of Ghana. The Reconnaissance License covers an area of 500 sq. km. The property is centered on the Shieni Hills iron ore deposits in North Eastern Ghana. St. Jude Resources Ltd. is the 100% owner of the concession.

(b) entered into agreement on February 24, 2004 with Leo Shield Exploration (Ghana) Ltd. to purchase a heap leach gold processing plant. The plant can be acquired pursuant to a one-year option agreement for total of U.S. $1.5 million, which includes U.S. $250,000 of St Jude Resources Ltd common shares.

(c) acquired 90% of the shares of Fairstar Ghana Limited on February 26, 2004, in exchange for $400,000 U.S. and the issuance of a 1.5% royalty on the net smelter returns with respect to all gold produced from Benso, Ghana to Fairstar Explorations Inc.

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Project Geologist Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

2004 Annual General Meeting of Shareholders

Place:	**Crowne Plaza Hotel Georgia** **801 West Georgia Street** **Vancouver, British Columbia** **Canada, V6C 1P7**
Date:	**Thursday, July 29, 2004**
Time:	**10:00 A.M. (local time)**

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ST. JUDE RESOURCES LTD. (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JULY 29, 2004.

The undersigned, a registered shareholder of the Corporation, hereby appoints MICHAEL A. TERRELL, President and a director of the Corporation, or failing him, ______________________________________ ______________________________________, *as proxy, with full power of substitution, to attend and vote on* behalf of the undersigned at the Meeting to be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, July 29, 2004, at 10:00 A.M., local time, and at any adjourments thereof and directs the nominee to vote for, against or withhold from voting his shares in the manner indicated below:

1. **ELECTION OF DIRECTORS:**

The nominees proposed by management of the Corporation are:

Michael A. Terrell:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Michael A. Terrell, as a director of the Corporation.

D. Mark Eilers:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of D. Mark Eilers, as a director of the Corporation.

Chris A. Bennett:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Chris Bennett, as a director of the Corporation.

W. Ken Midan:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of W. Ken Midan, as a director of the Corporation.

2. **AUDITORS:**

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of KPMG, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

3. **AMENDMENT TO STOCK OPTION PLAN:**

VOTE FOR ☐
AGAINST ☐
on the approval of an amendment to Corporation's stock option plan.

4. Upon any amendment to or variation of any matter identified in the Notice of Annual Meeting.

5. Upon any other matter that might properly come before such meeting.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of St. Jude Resources Ltd. (the "Corporation") will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, July 29, 2004, at the hour of 10:00 A.M., local time, for the following purposes:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended January 31, 2004, together with the auditors' report thereon.
2. To receive the report of the directors of the Corporation.
3. To elect directors for the ensuing year.
4. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.
5. To consider and, if thought fit, pass a resolution approving an amendment to the Corporation's Stock Option Plan to increase the number of options available to be granted under the plan, as described in the accompanying Information Circular.
6. To consider amendments to or variations of any matter identified in this Notice.
7. To transact such other business as may properly come before the Meeting.

The financial statements for the fiscal year ended January 31, 2004, together with the auditors' report thereon, form part of the Information Circular of the Corporation which accompanies this Notice.

If you are unable to attend the Annual General Meeting in person, please read the information regarding proxies contained in the accompanying Information Circular and the notes included with the accompanying instrument of proxy and then complete and return the proxy within the indicated time.

It should be noted that the enclosed proxy is solicited by management of the Corporation, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Delta, British Columbia, this 11th day of June, 2004.

BY ORDER OF THE BOARD

" Michael A. Terrell "

MICHAEL A. TERRELL,
President & C.E.O.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ST. JUDE RESOURCES LTD. (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JULY 29, 2004.

The undersigned, a registered shareholder of the Corporation, hereby appoints MICHAEL A. TERRELL, President and a director of the Corporation, or failing him, ______________________________________ ______________________________________, as proxy, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, July 29, 2004, at 10:00 A.M., local time, and at any adjournments thereof and directs the nominee to vote for, against or withhold from voting his shares in the manner indicated below:

1. **ELECTION OF DIRECTORS:**

The nominees proposed by management of the Corporation are:

Michael A. Terrell:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Michael A. Terrell, as a director of the Corporation.

D. Mark Eilers:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of D. Mark Eilers, as a director of the Corporation.

Chris A. Bennett:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Chris Bennett, as a director of the Corporation.

W. Ken Midan:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of W. Ken Midan, as a director of the Corporation.

2. **AUDITORS:**

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of KPMG, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

3. **AMENDMENT TO STOCK OPTION PLAN:**

VOTE FOR ☐
AGAINST ☐
on the approval of an amendment to Corporation's stock option plan.

4. Upon any amendment to or variation of any matter identified in the Notice of Annual Meeting.

5. Upon any other matter that might properly come before such meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

NUMBER OF SHARES

DATED: ________________________, 2004.

VOID VOID

________________________ ________________________

(Please print name here) Signature of Shareholder

If this proxy is not dated in the space provided above, it will be deemed to bear the date on which it was mailed by or on behalf of management of the Corporation.

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS DULY EXECUTED AND DELIVERED TO THE CIBC MELLON TRUST COMPANY, #1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3X1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE MEETING AT WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

Joint owners should each sign the proxy and where the proxy is signed by a corporation, either its common seal must be affixed to the proxy, or it should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the proxy.

EACH HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT A PROXYHOLDER OR ONE OR MORE ALTERNATIVE PROXYHOLDERS TO ATTEND AND ACT AT THE MEETING OR ANY ADJOURNMENTS THEREOF OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the name of the specified persons and inserting the name of the holder's nominee(s) in the space provided, or by completing another appropriate form of proxy and, in either case, delivering the form of proxy as set out in the preceding paragraph.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and where a choice with respect to any matter to be acted on is specified, the shares will be voted on any ballot in accordance with such specification. This proxy confers discretionary authority with respect to matters, other than the election of directors or appointment of auditors, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given and with respect to other matters that may properly come before the meeting. If no instruction is given with respect to any particular matter referred to therein, the shares represented by this proxy will be voted in favour of the particular matter.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

RETURN CARD

For Interim Financial Statements

To: Non-Registered Holders (Beneficial Holders):

National Instrument 54-101 on shareholder communication provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Corporation.

If you are interested in receiving such statements, please complete, sign and return this form (by regular mail or by facsimile) to the following location:

St. Jude Resources Ltd.
#200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6
Fax: 604 - 940 - 6566

Your name will then be placed on the supplemental mailing list maintained by us (or on our behalf) as required by this policy. As the supplemental mailing list will be updated each year, a Return Card will be required annually in order to remain on the list.

By signing below, the undersigned certifies that it is / I am a beneficial shareholder of the Corporation:

Signature: ______________________________

Dated: ______________________________

PLEASE PRINT CLEARLY

Name: ______________________________

Address: ______________________________

____

____
(Include Postal or Zip Code)

(AGM 2004)

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of St. Jude Resources Ltd. (the "Corporation") will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, July 29, 2004, at the hour of 10:00 A.M., local time, for the following purposes:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended January 31, 2004, together with the auditors' report thereon.

2. To receive the report of the directors of the Corporation.

3. To elect directors for the ensuing year.

4. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.

5. To consider and, if thought fit, pass a resolution approving an amendment to the Corporation's Stock Option Plan to increase the number of options available to be granted under the plan, as described in the accompanying Information Circular.

6. To consider amendments to or variations of any matter identified in this Notice.

7. To transact such other business as may properly come before the Meeting.

The financial statements for the fiscal year ended January 31, 2004, together with the auditors' report thereon, form part of the Information Circular of the Corporation which accompanies this Notice.

If you are unable to attend the Annual General Meeting in person, please read the information regarding proxies contained in the accompanying Information Circular and the notes included with the accompanying instrument of proxy and then complete and return the proxy within the indicated time.

It should be noted that the enclosed proxy is solicited by management of the Corporation, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Delta, British Columbia, this 11th day of June, 2004.

BY ORDER OF THE BOARD

" Michael A. Terrell "

MICHAEL A. TERRELL,
President & C.E.O.

ST. JUDE RESOURCES LTD.
INFORMATION CIRCULAR

AS AT JUNE 11, 2004

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of St. Jude Resources Ltd. (the "Corporation") for use at the Annual General Meeting of the shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Corporation, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY. A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited by hand, mail or fax with either the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, #1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1, (Fax: 604-688-4301), or with the office of the Corporation at Suite #200, 5405-48th Avenue, Delta, British Columbia, V4K 1W6 (Fax: 604-940-6566), at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names, but are instead registered in the names of the brokerage firms, banks or trust companies through which they purchased the shares. More particularly, a person is a non-registered shareholder with respect to shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the non-registered shareholder deals with in respect of the shares, such as a bank, trust company, securities dealer or broker and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of this information circular and accompanying materials to the clearing agencies and Intermediaries for onward distribution to non-registered shareholders.

Intermediaries are required to forward this information circular and accompanying materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries will commonly use service companies to forward these documents to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive these documents will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy. In this case, the non-registered shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company as provided above under "Appointment of Proxies"; or

b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. The proxy authorization form will typically consist of a one page pre-printed form however, it may also consist of a regular printed instrument of proxy accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In the latter case, in order for the form of proxy to validly constitute a proxy authorization form, the non-registered shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered shareholders to direct the voting of the shares which they beneficially own. Should a non-registered shareholder who receives one of the above forms wish to vote at the Meeting in person, the non-registered shareholder should strike out the names of the nominees of management named in the enclosed instrument of proxy and insert the non-registered shareholder's name in the blank space provided.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically either applies a special sticker to the proxy forms or provides its own form of proxy instruction solicitation form, mails those forms to the non-registered shareholders and asks non-registered shareholders to return the proxy forms to ADP or, in certain cases, to vote via e-mail. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting by proxies for which ADP has solicited voting instructions. A non-registered shareholder receiving either a proxy with an ADP sticker on it or an ADP voting instruction solicitation form, cannot use that proxy or ADP form to vote that non-registered shareholder's common shares directly at the Meeting – the proxy or ADP voting instruction solicitation form must be returned to ADP (or, where possible, such instructions may be returned via e-mail) well in advance of the Meeting in order to have those common shares voted.

In all cases, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A proxy may be revoked by:

a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Corporation, located at Suite #200, 5405-48th Avenue, Delta, British Columbia, V4K 1W6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

c) attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

d) in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A non-registered shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

IF A SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE

PROXYHOLDER IN ACCORDANCE WITH THOSE INSTRUCTIONS ON ANY BALLOT THAT MAY BE CALLED FOR. IN THE ENCLOSED FORM OF PROXY, IN THE ABSENCE OF ANY INSTRUCTIONS IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE NOTICE OF MEETING TO WHICH THIS INFORMATION CIRCULAR IS ATTACHED. IF ANY AMENDMENTS OR VARIATIONS TO SUCH MATTERS, OR ANY OTHER MATTERS, ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER, IF A NOMINEE OF MANAGEMENT, WILL EXERCISE ITS DISCRETION AND VOTE ON SUCH MATTERS IN ACCORDANCE WITH ITS BEST JUDGMENT.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Corporation is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on June 11, 2004 will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy. On June 11, 2004, 38,150,479 common shares without par value were issued and outstanding, each share carrying the right to one vote.

To the best of the knowledge of management of the Corporation, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ending January 31, 2004, together with the auditor's report thereon (the "Financial Statements"), will be presented to shareholders at the Meeting. The Financial Statements are being mailed to shareholders of record with this information circular. Copies of the Financial Statements, notice of Meeting, information circular and instrument of proxy will also be available from the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, or the Corporation's office prior to the Meeting.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors, and it is anticipated that four directors will be elected for the coming year. The term of office for persons elected at the Meeting will expire at the next Annual General Meeting of shareholders of the Corporation, unless a director resigns or is otherwise removed in accordance with the *Canada Business Corporations Act.*

The persons named below will be presented at the Meeting for election as directors as nominees of management, and the persons named in the enclosed instrument of proxy intend to vote for the election of these nominees.

It should be noted that the names of further nominees for election as director may come from the floor during the Meeting.

The following table sets out the names of the persons to be presented for election as director as nominees of management, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the year in which they became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, if any, as at June 11, 2004:

Name, Position, Country of Residence [(1)]	Principle Occupation or Employment [(1)]	Period a Director of the Corporation	Shares Beneficially Owned, Directed or Controlled [(1)]
Michael A. Terrell President and Chief Executive Officer Director British Columbia, Canada	Barrister and Solicitor; President and C.E.O. of St. Jude Resources Ltd.	July 7, 1987 to date	2,135,450
D. Mark Eilers Director Alberta, Canada	Professional Engineer, President of Markedon Energy Ltd.	March 1, 1988 to date	5,500
Chris A. Bennett Director Ontario, Canada	Director of Mine / Mill Technology, Minnovex Technologies Inc.	March 1, 1988 to date	21,117
W. Ken Midan Director British Columbia, Canada	Professional Engineer; WK Mining Services Ltd. Previously - Manager of Projects and Tech. Services for Ma'Aden, a Saudi Arabian mining company	October 30, 2003 to date	2,000

(1) The information as to country of residence, principal occupation or employment, and shares beneficially owned, directed, or controlled, not being within the knowledge of management of the Corporation, has been furnished by the respective directors individually.

No proposed nominee for director of the Corporation has, within the past 10 years, been a director or executive officer of any company that, while that person was acting in that capacity:

a) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under Canadian Securities Legislation for a period of more than 30 consecutive days; or

b) was subject to an event that resulted, after the person ceased to be a director or executive officer in the company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under Canadian Securities Legislation for a period of more than 30 consecutive days; or

c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed nominee for director of the Corporation has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver-manager or trustee appointed to hold its assets.

COMMITTEES OF THE BOARD

The Corporation has the following committees of the board, comprised of the members as noted:

Audit Committee	Corporate Governance Committee	Compensation Committee	Nomination Committee
Michael A. Terrell D. Mark Eilers Chris A. Bennett	D. Mark Eilers Chris A. Bennett	D. Mark Eilers Chris A. Bennett	D. Mark Eilers Chris A. Bennett

INTEREST OF INSIDERS

Unless otherwise disclosed herein, no person who has been a director or senior officer of the Corporation, or any subsidiary thereof, since the beginning of the last completed fiscal year of the Corporation or any of the proposed nominees for election as a director of the Corporation, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors and the appointment of auditors) or in any transaction or proposed transaction during the past fiscal year, which has materially affected or will materially affect the Corporation, other than as disclosed by the Corporation during the course of the year or as disclosed herein.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

The Corporation's executive officers are Michael A. Terrell, President and Chief Executive Officer and Kamal Nagra, Chief Financial Officer.

The following table sets forth all information concerning the compensation earned during the last completed financial year by the Corporation's Chief Executive Officer and Chief Financial Officer. There are no other executive officers of the Corporation whose earnings exceed $150,000 during the last completed financial year, or $100,000 during the previously indicated financial years:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Financial Year Ended January 31st	Annual Compensation			Long Term Compensation			All other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts	
Michael A. Terrell, President & C.E.O.	2004 2003 2002	210,000[(1)] 210,000[(1)] 210,000[(1)]	nil nil nil	nil nil nil	500,000 730,000 nil	nil nil nil	nil nil nil	nil nil nil
Kamal Nagra, C.F.O.	2004 2003 2002	3,285 nil nil	nil nil nil	nil nil nil	50,000 nil nil	nil nil nil	nil nil nil	nil nil nil

(1) Salary paid to Bluestar Management Inc.

Pursuant to an agreement dated July 1, 2002, Bluestar Management Inc. ("Bluestar") is paid the sum of $17,500.00 per month. Bluestar is responsible for the general administration and management of the Corporation on a daily basis, together with such other duties and responsibilities as the directors of the Corporation may from time to time determine. The agreement is for a term of five (5) years. The principal of Bluestar Management is Michael A. Terrell, the President and Chief Executive Officer of the Corporation. Pursuant to the agreement, Mr. Terrell would be entitled to a lump sum payment equivalent to one month's salary if he chooses to resign from service to the Corporation. If terminated without cause, he would be entitled to a lump sum payment equivalent to 12 months' salary, and if terminated with cause, he would not be entitled to any severance at all. In the event of termination following a change of control, he would be entitled to receive an amount equivalent to the amount of compensation accrued pursuant to this agreement, as of the date of termination, together with an amount equal to 12 months' base salary, multiplied by a fraction, the numerator of which will be 6+1 for each year he has been employed by the Corporation since 1987, and the denominator of which will be 12.

During the Corporation's last financial year, the Corporation did not pay any cash compensation to its directors in their capacities as such.

The Corporation does not have any long term incentive plans.

The Corporation does not provide retirement benefits for directors or executive officers.

The Corporation does not have any "plans" pursuant to which cash or non-cash compensation was paid or distributed to executive officers during its last completed financial year, or is proposed to be paid or distributed in a subsequent year.

The following table sets forth the individual grants of options to purchase common shares during the fiscal year ending January 31, 2004, in respect of the President and Chief Executive Officer and Chief Financial Officer:

OPTION GRANTS

Name	Financial Year	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiry Date
Michael A. Terrell	2004	500,000	32.3%	$1.80	$1.80	October 30, 2008
Kamal Nagra	2004	50,000	4.8%	$1.80	$1.80	October 30, 2008

The following table sets forth the incentive stock options to purchase common shares exercised and held during the fiscal year ending January 31, 2004, in respect of the President and Chief Executive Officer and Chief Financial Officer:

AGGREGATED OPTION EXERCISES AND OPTION VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at F.Y. End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at F.Y. End ($) Exercisable
Michael A.Terrell	2004	Nil	-	1,230,000	$1,578,900.00
Kamal Nagra	2004	Nil	-	50,000	$17,000.00

SECURITIES AUTHORIZED FOR ISSUANCE UNDER INCENTIVE STOCK OPTION PLAN

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights A	Weighted-average exercise price of outstanding options, warrants and rights B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column "A") C
Equity compensation plans approved by securityholders	3,405,000	$1.20	1,206,524
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Further details regarding stock options are incorporated by reference in the Corporation's consolidated financial statements, note 5(b).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Corporation or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Corporation at any time since the beginning of the last completed fiscal year of the Corporation.

APPOINTMENT OF AUDITORS

The persons named in the enclosed instrument of proxy will vote for the re-appointment of KPMG, Chartered Accountants, as auditors for the Corporation to hold office until the next annual general meeting of shareholders of the Corporation, at a remuneration to be fixed by the board of directors. KPMG were first appointed auditors of the Corporation in 1988.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the board and who are charged with the day to day management of the Corporation. The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. As a Tier 1 company listed on the TSX Venture Exchange, the Corporation is required to disclose to shareholders on an annual basis information about its corporate governance practices and processes, and is encouraged to comply with the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the "Exchange Guidelines").

The board considers good corporate governance to be central to the effective and efficient operations of the Corporation. While the Exchange Guidelines are not requirements, but rather recommendations, the intention of the board is to set in place company practices that are substantially aligned with the Exchange Guidelines and other applicable corporate governance guidelines. The board believes that a flexible approach to corporate governance practices is important in order to allow the Corporation to adopt a governance framework best suited to the Corporation. The board believes that in the case of some of the Exchange Guidelines, alternative approaches may be preferable given the Corporation's particular circumstances.

The following table indicates how the corporate governance practices of the Corporation align with the Exchange Guidelines:

Exchange Guidelines	Corporation's Corporate Governance Practices - Current and Intended
1. Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	The board is responsible for the stewardship of the business and affairs of the Corporation and it reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure to ensure that the best interests of the Corporation and its shareholders are being served. The board meets at least three times during the year to review ongoing business of the Corporation. The board also meets when matters arise that require consideration prior to the next regularly scheduled meeting.
(a) Adoption of a strategic planning process.	Each year the board reviews the strategic business plan and corporate objectives of the Corporation, which includes approval of the annual operating plan and approval of capital expenditures, acquisitions, dispositions, investments and financings. The board monitors management on a regular basis. Management of the Corporation is aware of the need to obtain board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the board, with whom management has an excellent working relationship.
(b) Identification of principal risks, and implementing risk management systems.	The board and its audit committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks on an ongoing basis.
(c) Succession planning and monitoring senior management.	The entire board is responsible for this function, which includes appointing senior management and monitoring their performance. In order to train, develop and retain senior management, the board encourages professional and personal development activities and courses. Due to the current size of the Corporation, there is no formal job description or succession planning program in place.
(d) Communications policy.	The board believes that its communications with shareholders and others interested in the Corporation are responsive and effective. The Corporation formally maintains communication with its shareholders and other interested parties through various channels, including annual and quarterly reports, news releases and statutory filings. Management is available to shareholders to respond to questions and concerns on a prompt basis. Information is also widely available at the Corporation's website located at www.stjudegold.com. Shareholders may contact the Corporation via the website, by e-mail or by telephone. The President has primary responsibility for reviewing disclosure documents and ensuring compliance with continuous disclosure requirements with dissemination authorized only by the President.
(e) Integrity of internal control and management information systems.	The board and its audit committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The audit committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

Exchange Guidelines	Corporation's Corporate Governance Practices - Current and Intended
2. Majority of directors should be unrelated.	The Corporation's board is comprised of four directors, of whom two can be defined as "unrelated directors" or "directors who are independent of management and free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings" and does not have interests in or relationships with the Corporation. To the best of the Corporation's knowledge, the Corporation does not have a significant shareholder.
3. Disclose, for each director, whether he is related, and how that conclusion was reached.	Michael A. Terrell is considered to be a related director because he is a member of management as a result of being the Corporation's President and C.E.O. W. Ken Midan is considered to be a related director because he provides full time consulting services to the Corporation. D. Mark Eilers and Chris Bennett, are unrelated directors because they are independent of management of the Corporation, and are not subject to influence by any particular shareholder of the Corporation and do not have any business, employment or other relationships with the Corporation. The shareholdings of each current director is disclosed in this information circular under the heading "Election of Directors".
4. Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	The Corporation has established a nomination committee composed exclusively of unrelated directors, which is responsible for recruiting new directors, proposing new director nominees to the board and, in conjunction with the compensation committee, reviewing the performance and qualifications of existing directors.
5. Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The Corporation's nomination committee is responsible for reviewing, on a periodic basis, the size and composition of the board and assessing the effectiveness of the board as a whole, the committees of the board and the contributions of individual directors.
6. Provide an orientation and education program for new directors.	The Corporation has not adopted a formal orientation and education program for new directors however, all relevant information is communicated to new directors informally. The board considers that the adoption of a formal orientation and education program for new directors is not presently warranted given the size of the Corporation and the current composition of the board. Senior management provides regular reports to the directors on the Corporation's activities.
7. Implement a process to examine size of board, with a view to improving effectiveness.	The board is of the view that its current size (four directors) is conducive to effective decision-making. However, the board would consider adding an additional unrelated director, if a suitable candidate was available.
8. Board should review compensation of directors in light of risks and responsibilities.	There are no arrangements under which directors are compensated by the Corporation and its subsidiaries. The compensation committee reviews the Corporation's stock option plan annually and recommends to the board the number, if any, of options to be granted to directors, officers and employees.

<u>Exchange Guidelines</u>	<u>Corporation's Corporate Governance Practices - Current and Intended</u>
9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors.	There are currently four committees of the board: audit committee, corporate governance committee, compensation committee and nomination committee. The audit committee meets at least once each quarter and reviews the annual and quarterly financial statements. Through meetings with external auditors and senior management, the audit committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The members of the audit committee are Michael A. Terrell, D. Mark Eilers (chairman) and Chris Bennett. Both of Messrs. Eilers and Bennett are outside and unrelated directors. The corporate governance committee meets at least once a year, or more frequently as circumstances require, and is responsible for developing and maintaining the Corporation's corporate governance and compensation practices. The corporate governance committee is able to ask members of management or others to attend meetings or to provide information as necessary. In addition, the corporate governance committee or, at a minimum, the chairman of such committee, may meet with the Corporation's external corporate counsel to discuss the Corporation's corporate governance policies and practices. The members of the corporate governance committee are D. Mark Eilers (chairman) and Chris Bennett, both of whom are outside and unrelated directors. The compensation committee meets as required to review compensation for senior management and directors. The members of the compensation committee are D. Mark Eilers (chairman) and Chris A. Bennett, both of whom are outside and unrelated directors. The nomination committee meets at least once a year and is responsible for recruiting new directors, proposing new director nominees to the board and, in conjunction with the compensation committee, reviewing the performance and qualifications of existing directors. The nomination committee is also responsible for reviewing, on a periodic basis, the size and composition of the board and assessing the effectiveness of the board and the contributions of individual directors. The members of the nomination committee are D. Mark Eilers (chairman) and Chris Bennett, both of whom are outside and unrelated directors. Other matters are considered by the full board. As required by applicable law or when circumstances warrant, the board may strike ad hoc committees.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues.	The board has assigned general responsibility for developing the Corporation's approach to corporate governance issues to the corporate governance committee. The corporate governance committee will conduct a review of the Corporation's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws, drawing, in part, upon the expertise of the Corporation's external auditors and corporate legal counsel.
11. The board, together with the Chief Executive Officer, should develop position descriptions for the board and the Chief Executive Officer involving the definition of the limits to management's responsibilities.	There are no formal job descriptions for directors or for management. The directors of the Corporation require management of the Corporation to provide complete and accurate information with respect to management's activities and to provide relevant information concerning the industry in which the Corporation operates. The board monitors and assesses management through its regular contact with the management team, most of whom provide reports to the board or its committees at meetings.

Exchange Guidelines	Corporation's Corporate Governance Practices - Current and Intended
12. Implement structures and procedures to ensure the board can function independently of management.	There are no special structures in place to facilitate the functioning of the directors of the Corporation independently of management. However, the outside directors are given full access to management so that they can develop an independent perspective and express their views and communicate their expectations of management.
13. Establish an audit committee, composed only of outside directors, with a specifically defined mandate.	See item 9 above.
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense.	The directors of the Corporation have not implemented any formal system enabling an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. Upon notice to the President, all directors have the right to seek legal advice at the Corporation's expense. Other outside advisors may be engaged at the Corporation's expense upon request to the board.

OTHER BUSINESS

Amendment to Stock Option Plan

The Corporation presently has in place an incentive stock option plan (the "Plan") pursuant to which a maximum of 4,611,524 options to purchase common shares of the Corporation may be issued. At the time the Plan was implemented by the Corporation, the number of options available under the Plan represented 20% of the 23,057,621 common shares then outstanding. The Plan previously received shareholder approval as required by the polices of the TSX Venture Exchange ("TSXV").

The Corporation currently has 38,150,479 shares outstanding, and it would like to increase the maximum number of options which may be granted under the Plan to a number equal to 20% of the number of shares currently outstanding. Accordingly, the Corporation proposes to amend the Plan by increasing the number of options which may be granted under the Plan by 3,018,571 to 7,630,095, which represents 20% of the 38,150,479 shares currently outstanding. The Plan will also require some consequential amendments to reflect some recent changes made to the TSXV's incentive stock option policy, and the Corporation proposes to make these amendments as well.

A draft of the proposed Plan as amended will be presented to shareholders for their review at the Meeting. As the number of shares reserved for issuance under options granted to insiders of the Corporation under the Plan may exceed 10% of the Corporation's outstanding shares, the policies of the TSXV provide that the amendment to the Plan must receive "disinterested shareholder approval," which is defined as being approved by a majority of votes cast by all shareholders at the Meeting, excluding votes attached to shares beneficially owned by insiders of the Corporation and their associates.

The text of the resolution approving the amendment to the Plan to be considered and, if thought fit, approved at the Meeting is substantially as follows:

> "BE IT RESOLVED THAT:
>
> The amendment to the Incentive Stock Option Plan of St. Jude Resources Ltd. to increase the maximum number of options eligible to be granted under the Stock Option Plan to 7,630,095, together with any required consequential amendments, be and is hereby ratified, confirmed and approved.
>
> Any one director or officer of St. Jude Resources Ltd. be and is hereby authorized to do any things and execute all instruments necessary or desirable to give effect to this resolution.

- Notwithstanding that this resolution has been duly passed by the shareholders of St. Jude Resources Ltd., the directors of St. Jude Resources Ltd. be and are hereby authorized and empowered to revoke this resolution at any time."

In addition to disinterested shareholder approval, the amendment to the Plan will also require the final approval of the TSXV. As set out in the text of the resolution, notwithstanding its approval, the board of directors may determine not to proceed with the amendment to the Plan at any time prior to its implementation.

Management of the Corporation recommends that the shareholders vote in favour of the approval of the amendment to the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Management is not aware of any other matter to come before the meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders wishing to acquire copies of the Corporation's financial statements and Management Discussion and Analysis, should contact the Corporate Secretary at info@stjudegold.com. Financial information is provided in the Corporation's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE CORPORATION.

Dated: June 11, 2004.

ST. JUDE RESOURCES LTD.

" Michael A. Terrell "

MICHAEL A. TERRELL,
President and C.E.O.

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Project Geologist Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com